SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                                (Amendment No.2)*

                   Interchange Financial Services Corporation
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                           Common Stock, no par value
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                                    458447109
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                                 (CUSIP Number)

            Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054
                             (973) 560-1400, Ext.108
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 22, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This statement on Schedule 13 D which was filed on April 13, 2005 and Amendment No.1 was filed on June 29, 2005 on behalf of Seidman and Associates, L.L.C ("SAL"), Seidman Investment Partnership, L.P. ("SIP"), Seidman Investment Partnership II, L.P. ("SIPII"), Kerrimatt, L.P. ("Kerrimatt"), Broad Park Investors, L.L.C ("Broad Park"), Federal Holdings, L.L.C. ("Federal"), Pollack Investment Partnership, L.P. ("PIP"), Lawrence Seidman ("Seidman"), and Dennis Pollack ("Pollack") collectively, the ("Reporting Persons") with respect to the Reporting Persons' beneficial ownership of shares of Common stock ("the Shares") of Interchange Financial Services Corporation, a New Jersey corporation, is hereby amended as set forth below: Such statement on Schedule 13D is hereinafter referred to as the "Schedule 13D". Terms used herein which are defined in the
Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

4. Purpose of Transaction

Attached hereto as an exhibit and included herein in its entirety is a copy of a letter, dated August 22, 2005 from Lawrence B. Seidman, to Mr. Anthony Abbate, President & Chief Executive Officer of Interchange Financial Services Corporation.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          August 22, 2005                           /s/ Lawrence B. Seidman
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               Date                                 Lawrence B. Seidman
                                                    Power of Attorney pursuant
                                                    to Joint Agreement dated
                                                    July 26, 2004